Exhibit 8.2

[Dechert LLP Letterhead]

July 31, 2008

Willow Financial Bancorp, Inc.
170 South Warner Road
Wayne, Pennsylvania 19087

Ladies and Gentlemen:

     We have acted as counsel to Willow Financial Bancorp, Inc., a Pennsylvania corporation (“WFB”), in connection with the pending merger of WFB, with and into Harleysville National Corporation (“HNC”), a Pennsylvania corporation pursuant to the Agreement and Plan of Merger, dated as of May 20, 2008, by and between HNC and WFB (the “Agreement”). You have asked for our opinion as to certain U.S. federal income tax consequences of the Merger. (All capitalized terms used but not otherwise defined in this letter shall have the meanings ascribed to them in the Agreement.)

     For purposes of this opinion, we have reviewed the Agreement and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed, with your consent, the following:

     (i) The documents we have reviewed are legal, valid, and binding and that the parties will act in accordance with the provisions of such documents and the requirements of applicable law.

     (ii) The Merger will be completed in the manner set forth in the Agreement and in the Registration Statement to which this opinion is filed as an exhibit including the Prospectus/Proxy Statement of HNC and WFB contained therein.

     (iii) The representations contained in the letters of representation from WFB and HNC to us, dated as of this date, are true, correct and complete in all respects as of the date hereof and will continue to be true, correct and complete in all respects as of the Effective Time and thereafter where relevant.

     On the basis of the foregoing, it is our opinion that:

(1)	the Merger will constitute a “reorganization” within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and WFB and HNC will each be a “party to a reorganization” within the meaning of section 368(b) of the Code; and

(2)	no gain or loss will be recognized by the holders of WFB Common Stock who receive shares of HNC Common Stock in exchange for shares of WFB Common Stock, except with respect to cash received in lieu of fractional shares.

     This opinion represents our best legal judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court concerning the issues. The opinion expressed herein is limited to the referenced U.S. federal income tax matters. No other opinions are rendered or should be inferred. We also express no opinion regarding tax consequences under foreign, state or local laws. Our opinion is rendered as of the date hereof and in issuing our opinion, we have relied solely upon the Code, existing and proposed regulations thereunder, and administrative positions and judicial decisions in effect as of the date hereof. Such laws, regulations, administrative positions and judicial decisions are subject to change at any time. Any such changes could affect the validity of the opinion set forth above. Also, future changes in U.S. federal income tax laws and the interpretation thereof can have retroactive effect.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading “Certain Federal Income Tax Consequences” in the Prospectus/Proxy Statement. In giving such consent, we do not thereby admit that we are in the category of person whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ DECHERT LLP

DECHERT LLP